Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

	T:	973 597 2476
	F:	973 597 2477
	E:	sskolnick@lowenstein.com

May 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Kasey Robinson

Christine Westbrook

Tracey Houser

Daniel Gordon

Re:	Dermata Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted April 2, 2021

CIK No. 0001853816

Ladies and Gentlemen:

On behalf of Dermata Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated April 29, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s draft Registration Statement on Form S-1, submitted on April 2, 2021 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Draft Registration Statement on Form S-1 submitted April 2, 2021

Prospectus Summary

Our Clinical Development Pipeline, page 1

1.

We note your disclosure that you intend to advance the clinical development of DMT410 for the treatment of various aesthetic indications, whereas your product pipeline table shows that, in addition to aesthetic conditions, DMT 410 is currently in development for hyperhidrosis. If you do not intend to pursue development of DMT410 for the treatment of hyperhidrosis, please remove this indication from your pipeline table as your pipeline table should present only programs that are material to your business. We will not object to footnote or other explanatory disclosure indicating, if true, that you intend to rely on Phase 1 clinical trial data for hyperhidrosis to support your trial design or marketing application for aesthetic conditions.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on pages 3 and 87 to clarify that the Company intends to advance the clinical development of DMT410 for both the treatment of aesthetic conditions and hyperhidrosis.

Summary of Risks Associated with Our Business, page 4

2.	Please add a bullet point highlighting the risks related to the concentration of ownership of your common stock, as referenced on page 56.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 4.

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 58

3.	Please revise to disclose that there is also a risk that your forum selection provisions may result in increased costs for investors to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 59.

Use of Proceeds, page 63

4.

We note your disclosure that you expect to use net proceeds from this offering to advance the clinical development of DMT310 for the treatment of rosacea and psoriasis. For each indication, please revise your disclosure to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. If any material amounts of other funds are necessary to complete your clinical trials for these candidates, please revise your disclosure to state the amounts and the sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K. Please also separately quantify the approximate amount intended to be used to advance the clinical development of DMT410 for the treatment of various aesthetic indications and any additional indications.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 63.

Capitalization, page 66

5.	Please ensure that your capitalization table reflects your most recent debt and capital structure, which would include any outstanding preferred securities, for the actual column.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its capitalization table on page 67 to reflect its most recent debt and capital structure.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations for the Year Ended December 31, 2019 and 2020, page 76

6.

Please disclose your research and development expenses by product candidate for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such and why.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 77 to disclose that it does not track expenses by product candidate.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2021

Business

Our Clinical Development Pipeline and Product Candidates, page 84

7.

We note your comparison of the results of your open-label Phase 1b POC clinical trial of DMT410 in 10 axillary hyperhidrosis patients to results seen in clinical trials using between 10 and 20 injections of BOTOX. Since it does not appear that you have conducted head-to-head trials, please revise your disclosure to clearly state this fact and tell us why you believe these comparisons are appropriate. Address in your response whether you expect to be able to rely on such comparisons to support an application for marketing approval.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the disclosure.

Spongilla’s Multiple Mechanism of Actions, page 88

8.

We note your disclosure stating that organic material that binds spicules together contains chemical compounds that you have found to be effective in-vitro in inhibiting various facets of skin diseases and conditions. Please revise this statement and similar statements throughout your registration statement that present your conclusion that your product candidate is safe or effective as safety and efficacy determinations are made solely by the U.S. Food and Drug Administration and comparable foreign regulators. Where you deem appropriate, you may present objective data resulting from your trials without including conclusions related to safety or efficacy. As examples only, we note the following disclosures:

•	With positive results for DMT410 in hyperhidrosis….

•	Our technology has demonstrated anti-microbial activities directly against cultured C. acnes.

•	We have also found that the organic material in our sponge reduces sebum productions by inhibiting lipogenesis of sebocytes, resulting in reduced oiliness of the skin.

•	The safety profile of DMT310 was extremely favorable with no reported drug-related severe adverse events.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure throughout the Revised Registration Statement to remove such statements.

Intellectual Property, page 101

9.

Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology (composition of matter, use, or process), the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page 104 to include the requested information.

Material Agreements

License Agreement between Dermata Therapeutics, LLC and Villani, Inc., page 103

10.

Please revise to disclose the aggregate amounts paid to date under the agreement. In this regard, we note your disclosure in Note 11 of the Notes to Financial Statements regarding Villani’s claim for milestone payments of $250,000 and $500,000. Additionally, please disclose the aggregate amount of potential milestone payments broken down by regulatory development and commercial sale milestones. Please also describe the material terms of the License Amendment and Settlement Agreement and revise to quantify the value of 5,221,156 units of our Series 1c Preferred Units issued to Villani at the time of issuance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page 106 to include the requested information.

Supply Agreement between Dermata Therapeutics LLC and Reka-Farm LLC, page 104

11.	Please revise to disclose the term of the supply agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page 107 to include the term of the supply agreement.

3. Summary of Significant Accounting Policies

Net Loss Per Common Unit, Page F-9

12.	Please revise to disclose the number of securities that could potentially dilute basic EPS in the future as required by ASC 260-10-50-1.c.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page F-9 to include the number of securities that could potentially dilute basic EPS in the future.

13. Subsequent Events, page F-16

13.	Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page F-17 to include the specific date through which subsequent events for evaluated.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s request and will provide to the Staff, on a supplemental basis, copies of any written communications, as defined in Rule 405 under the Securities Act, if any, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Gerald Proehl, Dermata Therapeutics, Inc.